                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
                               (Amendment No. 2)
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              STARRETT CORPORATION
                           (Name of Subject Company)

                            STARTT ACQUISITION, INC.
                            STARTT ACQUISITION, LLC
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)
                                   885-677-11
                     (CUSIP Number of Class of Securities)

                              JONATHAN I. MAYBLUM
                            STARTT ACQUISITION, INC.
                        C/O LAWRENCE RUBEN COMPANY, INC.
                         600 MADISON AVENUE, 20TH FLOOR
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: 212-980-0910

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies To:
                             JOEL I. PAPERNIK, ESQ.
                  SQUADRON, ELLENOFF, PLESENT & SHEINFELD, LLP
                                551 FIFTH AVENUE
                            NEW YORK, NEW YORK 10176
                           TELEPHONE: (212) 661-6500

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                       AMOUNT OF FILING FEE OF FILING FEE

    $76,696,760.00                                       $15,339.35

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 6,260,960 shares of common stock, par value $1.00 per share, at a price per Share of $12.25 in cash. Such number of Shares represents all of the Shares outstanding as of October 16, 1997.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee as previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $15,339.35
Form or Registration No.:  Schedule 14D-1
Filing Party: Startt Acquisition, Inc. and Startt Acquisition, LLC. Date Filed: October 23, 1997

                                  Page 1 of 6
                        (Exhibit Index Begins on Page 6)

1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)

       Startt Acquisition, Inc.                 Employer Tax Id:  13-397-0392
     ---------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
        ------------------------------------------------------------------------
     (b)  X
        ------------------------------------------------------------------------

3)   SEC Use Only
                 ---------------------------------------------------------------

4)   Sources of Funds (See Instructions)               AF, OO
                                        ----------------------------------------

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(e) or 2(f)
                       ---------------------------------------------------------

6)   Citizenship or Place of Organization                New York
                                         ---------------------------------------

7)   Aggregate Amount Beneficially Owned by Each Reporting Person    3,317,211
                                                                 ---------------

8)   Check if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)
                                      ------------------------------------------

9)   Percent of Class Represented by Amount in Row (7)           0
                                                      --------------------------

10)  Type of Reporting Person (See Instructions)               CO
                                                --------------------------------

1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)

       Startt Acquisition, LLC                  Employer Tax Id:  13-397-0393
     ---------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
        ------------------------------------------------------------------------
     (b)  X
        ------------------------------------------------------------------------

3)   SEC Use Only
                 ---------------------------------------------------------------

4)   Sources of Funds (See Instructions)               AF, OO
                                        ----------------------------------------

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(e) or 2(f)
                       ---------------------------------------------------------

6)   Citizenship or Place of Organization                Delaware
                                         ---------------------------------------

7)   Aggregate Amount Beneficially Owned by Each Reporting Person    3,317,211
                                                                 ---------------

8)   Check if the Aggregate Amount in Row (7) Excludes
     Certain Shares (See Instructions)
                                      ------------------------------------------

9)   Percent of Class Represented by Amount in Row (7)           0
                                                      --------------------------

10)  Type of Reporting Person (See Instructions)               CO
                                                --------------------------------

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1, as amended, (the "Schedule 14D-1") of Startt Acquisition, Inc. a New York corporation (the "Purchaser"), and Startt Acquisition, LLC, a Delaware limited liability company (the "Parent"), filed pursuant to Section 14(d)(1) of the Securities and Exchange Act of 1934 on October 23, 1997 with the Securities and Exchange Commission.

         Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION

         Items 10(b) and (f) are hereby amended and supplemented by adding thereto the following:

         On November 21, 1997, the Purchaser issued a press release announcing the extension of the Offer until 12:00 midnight, New York City time, on December 5, 1997. The information set forth in the press release, attached hereto as Exhibit (a)(9), is incorporated herein by reference.

ITEM 11.  Material to be Filed as Exhibits.

         (a)(9) Text of press release issued by the Purchaser dated November 21, 1997.

                                   SIGNATURES

         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 21, 1997


                                            STARTT ACQUISITION, INC.


                                            By: /s/ Jonathan I. Mayblum
                                               ---------------------------------
                                               Name:  Jonathan I. Mayblum
                                               Title: President


                                            STARTT ACQUISITION, LLC


                                            By: /s/ Jonathan I. Mayblum
                                               ---------------------------------
                                               Name:  Jonathan I. Mayblum
                                               Title: President

                                 EXHIBIT INDEX


EXHIBIT                           DESCRIPTION
-------                           -----------

(a)(9)   Text of press release issued by Purchaser dated November 21, 1997.